                                                                   SUB-ITEM 77E

        INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

                                LEGAL PROCEEDINGS

A shareholder demand letter dated March 25, 2011, contains allegations that Invesco Advisers, Inc., the trustees and certain officers of the Invesco Van Kampen Trust for Investment Grade New York Municipals breached their fiduciary duties to the Trust and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities ("ARPS") at par value at the expense of the Trust and common shareholders. The shareholder claimed that the Trust was not obliged to provide liquidity to preferred shareholders, the redemptions were improperly motivated to benefit the Adviser, and the market value and fair value of the ARPS were less than par at the time they were redeemed. The shareholder demands that 1) the Board take action against the Adviser and the individuals named to recover damages; 2) the Board refrain from authorizing further redemptions of repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction; and 3) the Board institute corporate governance measures regarding ARPS purchases. According to the demand letter, if the Trust does not take appropriate action, the shareholder will commence a shareholder derivative action on behalf of the Trust. The Board formed a Special Litigation Committee ("SLC") to investigate these claims and to make a recommendation to the Board regarding whether pursuit of these claims is in the best interests of the Trusts. Upon completion of its evaluation, the SLC recommended that the Board reject the demands specified in the shareholder demand letters, after which the Board publicly announced on June 24, 2011, that it had adopted the SLC's recommendation and voted to reject the demands.

Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.